

16022007

SE ... N

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colonnade Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 S. Wacker Drive, Suite 3020
(No. and Street)

Chicago (City) | Illinois (State) | 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Gillock | 312-425-8160 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - if individual, state last, first, middle name)

6296 Rucker Road, Suite G (Address) | Indianapolis (City) | Indiana (State) | 46220 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

akB

OATH OR AFFIRMATION

I, Christopher Gillock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colonnade Securities, LLC, as of June 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

"OFFICIAL SEAL"
Jennifer L Ryan
Notary Public, State of Illinois
My Commission Expires 10/10/2016

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLONNADE SECURITIES LLC
Chicago, Illinois

FINANCIAL STATEMENTS

Including Report of Independent
Registered Public Accounting Firm

As of and for the Year Ended June 30, 2016



"OFFICIAL SEAL"
Jennifer L Ryan
Notary Public, State of Illinois
My Commission Expires 10/10/2016

COLONNADE SECURITIES LLC

Facing Page
Oath or Affirmation

TABLE OF CONTENTS


Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Colonnade Securities, LLC

We have audited the accompanying financial statements of Colonnade Securities, LLC, which comprise the statement of financial condition as of June 30, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Colonnade Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting.

Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Colonnade Securities, LLC as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules titled Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information for Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of Colonnade Securities,

LLC's financial statements. The supplemental information is the responsibility of Colonnade Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
August 11, 2016

COLONNADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
For the Year Ended June 30, 2016

ASSETS

ASSETS	
Cash and cash equivalents	$ 319,730
Accounts Receivable	$ 45,000
TOTAL ASSETS	**$ 364,730**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES AND EQUITY	
Accounts Payable	$ 2,279
Total Liabilities	**2,279**
MEMBER'S EQUITY	362,450
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 364,730**

See accompanying notes to the Financial Statements.

COLONNADE SECURITIES LLC

STATEMENT OF INCOME
For the Year Ended June 30, 2016

REVENUES	
Investment Banking Fees	$ 1,645,036
OPERATING EXPENSES	
Shared service expenses	94,056
Professional fees	4,800
Other operating expenses	10,967
Total Operating Expenses	109,823
NET INCOME	$ 1,535,213

See accompanying notes to the Financial Statements.

COLONNADE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended June 30, 2016

BALANCE, July 1, 2015	$ 103,037
Net income	1,535,213
Member distributions	(1,275,800)
BALANCE, June 30, 2016	$ 362,450

COLONNADE SECURITIES LLC

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,535,213
Adjustments to reconcile net income to net cash provided by operating activities	
Change in:	
Accounts receivable	(45,000)
Accounts payable	(14,243)
Net Cash Provided by Operating Activities	1,475,970
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Distributions	(1,275,800)
Net Cash Used in Financing Activities	(1,275,800)
Net Increase in Cash and Cash Equivalents	**200,170**
CASH AND CASH EQUIVALENTS, Beginning of Year	119,560
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 319,730**

See accompanying notes to the Financial Statements.

COLONNADE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended June 30, 2016

NOTE 1 _ Nature of Operations

Colonnade Securities LLC (the Company) was formed in August 2002 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the state of Delaware. The Company began operating under its limited liability company agreement with Colonnade Advisors LLC (the Member) on August 30, 2007. Colonnade Advisors LLC is the sole member of the Company. The Company is an approved as a FINRA/SEC member firm. As a registered securities broker dealer, the Company provides investment banking and financial advisory services to institutional clients and high net worth individuals.

As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the sole member interest is equal to the number of equity units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

NOTE 2 Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term highly liquid investments with maturities of three months or less at the date of acquisition. The Company maintains its cash and cash equivalents in a checking account at one bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Investment Banking Fees

Investment banking fees include fees earned from providing merger and acquisition and financial restructuring advisory services and private placement services. These fees are recognized as earned according to each contract with clients. A portion of this revenue relates to success-based fees, which are recognized only after they have been earned.

Accounts Receivable

The Company grants credit to its customers and generally requires no collateral. Accounts receivable are reported at their outstanding balances reduced by the allowance for doubtful accounts, if any. The allowance for doubtful accounts is increased by charges to income and decreased by charge offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, know and inherent risks of the customer comprising the Company's accounts receivable balance, adverse situations that may affect the customer's ability to pay, and the current economic conditions. Accounts receivable are charged off when management deems the accounts receivable balance to be uncollectible. At June 30, 2016, there was an accounts receivable balance of $45,000.00. and no allowance for doubtful accounts was necessary.

Income Tax

As a limited liability company, the Company elected to be treated as a partnership; consequently, taxable income or loss is allocated to the sole member in accordance with its respective percentage ownership and no provision or liability for income taxes has been included in the financial statements. The financial statements do include a provision for state replacement taxes.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an

uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income. The Company did not have any uncertain tax positions for the year ended June 30, 2016. Income tax returns have been filed for the calendar year ending December 31, 2015. Income Tax Returns filed or to be filed by the Company's sole member for the years ended June 30, 2013 through 2016 remain open, and are subject to review by applicable tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through August 11, 2016, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

Exemptive Provision

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

As a result of the above paragraph, the Company is exempt from the remaining provisions of Rule 15c3-3.

NOTE 3 Related Party Transactions

The Company has an expense sharing agreement with its member. During the year ended June 30, 2016, the member provided office space and various administrative and operating services to the Company for $94,056.

NOTE 4 Concentrations

During the year ended June 30, 2016, the Company had 3 clients that accounted for 67% of revenues. The Company had no accounts receivable from these clients at June 30, 2016.

NOTE 5 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2016, the Company had net capital of $317,450 which was $312,450 in excess of its minimum required net capital of $5,000. The Company's aggregate indebtedness for the year ended June 30, 2016 was .0072 to 1. A difference exists between the Company's original June 30, 2016 FOCUS filings and the financial statements put forth above related to $45,000 of Accounts Receivable. The difference has no impact on the net capital computed and reported in the Company's original FOCUS filings. The Company filed Amended Part IIA and SSOI filings on July 20, 2016 for June 30, 2016.

SUPPLEMENTAL INFORMATION

COLONNADE SECURITIES LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of and for the Year Ended June 30, 2016

AGGREGATE INDEBTEDNESS	
Accounts payable	$ 2,279
Total Aggregate Indebtedness	2,279
Minimum required net capital (based on aggregate indebtedness)	152
NET CAPITAL	
Member's equity	362,450
Deductions	
Non-allowable assets	45,000
Net Capital	317,450
Net capital requirement (minimum)	5,000
Capital in excess of minimum requirement	312,450
Ratio of aggregate indebtedness to net capital	.0072 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the Amended Form 17a-5, Part IIA.

COLONNADE SECURITIES LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION) OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2016

COMPUTATION FOR DETERMINATION OF THE RESERE REQUIREMENTS UNDER RULE 15c3-3

Colonnade Securities LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Colonnade Securities LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).


Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Colonnade Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016, which were agreed to by Colonnade Securities, LLC and SIPC and the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Colonnade Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Colonnade Securities, LLC's management is responsible for Colonnade Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

   a. Balance of Prior Year SIPC-7 - Check #2194 for $4,857.50 written on 7-2-2015
   b. Balance of Prior Year Amended SIPC-7 – Check #2195 for $25.00 written on 7-13-15
   c. SIPC-6 Balance – Check #6005 for $1,721.07 written on 1-11-2016

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for each quarter during the fiscal year ended June 30, 2016 with the amounts reported in Form SIPC-7 for the year ended June 30, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the respective quarters, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, transactions identified in specific general ledger accounts, and entries on FOCUS reports filed for the respective quarters, supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
August 11, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 6/30/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067673 FINRA JUN
COLONNADE SECURITIES LLC
125 S WACKER DR STE 3020
CHICAGO IL 60606-4422

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 4,000.09

B. Less payment made with SIPC-6 filed (exclude interest) (1,721.07)

1/11/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,279.02

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,279.02

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐
Total (must be same as F above) $ 2,279.02

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Colonnade Securities LLC
(Name of Corporation, Partnership or other organization)

Gina M. Cocking
(Authorized Signature)

Managing Director
(Title)

Dated the 6 day of July, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2015 and ending 6/30/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,600,036.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,600,036.00
2e. General Assessment @ .0025	$ 4,000.09 (to page 1, line 2.A.)


Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Colonnade Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Colonnade Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Colonnade Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(i) (the "exemption provisions") and (2) Colonnade Securities, LLC stated that Colonnade Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Colonnade Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Colonnade Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence + Pauckner

Indianapolis, Indiana
August 11, 2016

COLONNADE SECURITIES LLC
125 South Wacker Drive, Suite 3020
Chicago, IL 60606

Exemption Report

July 14, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Colonnade Securities LLC claims exemption from SEC Rule 15c3-3 under paragraph(k)(2)(i) for the period from July 1, 2015 through June 30, 2016 because we do not hold customer funds or safekeep securities. Paragraph (k)(2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)". Colonnade Securities met the exemption provisions under SEC Rule 15c3-3 paragraph(k)(2)(i) for the period July 1, 2015 through June 30, 2016, without exception.

Kindest regards,

Christopher L. Gillock
CEO